UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): MAY 10, 2007

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2505 Foster Avenue, Janesville, Wisconsin	53547
(Address of principal executive offices)	(Zip Code)

(800) 367-7284
(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 10, 2007, RathGibson, Inc. (the "Company") issued a press release relating to its results of operations for its fiscal quarter ended April 30, 2007, a copy of which is furnished as Exhibit 99.1 hereto.

Item 8.01. Other Events.

As previously disclosed in a Current Report on Form 8-K dated May 2, 2007, RGCH Holdings Corp. ("RGCH Corp."), the direct parent of the Company and RGCH Holdings LLC, an indirect parent of the Company, entered into a stock purchase agreement with RG Tube Holdings LLC, an affiliate of DLJ Merchant Banking Partners (the "Buyer"), pursuant to which 100% of RGCH Corp. will be sold to the Buyer (the "Transaction").

The financial information included in the Exhibit attached hereto regarding the Company will be provided by the Company in connection with the syndication of the proposed credit facility by a parent company of the Company related to the financing necessary to complete the Transaction. The financial information contained therein is presented on a historical basis and does not give effect to the Transaction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is furnished herewith:

99.1 Press Release issued on May 10, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Barry C. Nuss

Barry C. Nuss
Chief Financial Officer

Date: May 10, 2007